EMGOLD MINING CORPORATION

(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2009, 2008 and 2007

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Emgold Mining Corporation (“the Company”) have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgement based on currently available information.

The Audit Committee of the Board of Directors, consisting of three independent directors, meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

signed “Sargent H. Berner”

                signed “Kenneth Yurichuk”

Co-Chief Executive Officer

Chief Financial Officer

Vancouver, B.C., Canada
April 30, 2010

 Auditors’ Report

To the Shareholders of

Emgold Mining Corporation

We have audited the consolidated balance sheets of Emgold Mining Corporation (“the Company”) as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit, shareholders’ equity (deficiency) and cash flows for each of the years in the three year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 30, 2010

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 30, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 30, 2010

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Balance Sheets

(expressed in United States dollars)

	December 31, 2009	December 31, 2008
Assets

Current assets
Cash and cash equivalents	$ 3,955	$ 181,101
Short-term investments	--	218,391
Accounts receivable	6,852	2,920
Due from related party (Note 7)	--	74,172
Prepaid expenses and deposits	21,388	114,718
	32,195	591,302

Other	7,660	6,750
Property and equipment (Note 3 (a))	28,807	59,620
Mineral property interests (Note 3(c))	1,067,707	984,933

	$ 1,136,369	$ 1,642,605

Liabilities and Shareholders’ Equity (Deficiency)

Current liabilities
Accounts payable and accrued liabilities	$ 1,149,405	$ 300,464
Due to related parties (Note 7)	757,022	300,425
Capital lease obligation (Note 4)	5,976	6,380
	1,912,403	607,269
Capital lease obligation (Note 4)	13,306	19,280
Convertible preference shares (Note 5 (b))	727,674	621,232
	2,653,383	1,247,781

Shareholders’ equity (deficiency)
Share capital	38,792,139	38,397,699
Share subscriptions	--	33,600
Equity component of convertible preference shares (Note 5 (b))	90,902	90,902
Warrants	112,355	1,936,339
Contributed surplus	6,223,649	4,286,347
Accumulated other comprehensive loss	(577,456)	(577,456)
Deficit	(46,158,603)	(43,772,607)
	(1,517,014)	394,824

	$ 1,136,369	$ 1,642,605

Nature of operations and going concern (Note 1)

Commitments and contingencies (Notes 3 and 8)

Subsequent events (Notes 3 (c), 8 and 15)

Measurement uncertainty (Note 3)

See accompanying notes to consolidated financial statements.

Approved by the Directors

“David Watkinson”

“Stephen J. Wilkinson”

David Watkinson

Stephen J. Wilkinson

Director

Director

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in United States dollars)

	Years ended December 31,
	2009	2008	2007

Expenses
Amortization	$ 30,813	$ 43,946	$ 76,423
Accretion of debt portion of preference shares (Note 5 (b))	6,250	12,933	12,822
Bad debt expense (recovery) (Note 7 (a))	(77,045)	321,839	--
Golden Bear costs	92,340	447,809	629,148
Exploration costs (Note 14)	1,175,520	2,586,625	3,188,134
Foreign exchange loss	185,807	193,301	63,988
Finance expense	57,995	54,661	54,692
Legal, accounting and audit	197,977	153,440	107,383
Management and consulting fees (Note 7)	111,109	189,249	126,840
Office and administration	237,233	337,821	372,647
Salaries and benefits	172,009	336,918	798,509
Shareholder communications	120,078	194,033	209,700
Stock-based compensation	963	175,732	399,830
Travel	1,315	32,654	104,057
Loss for the year before other items	2,312,364	5,080,961	6,144,173
Interest income	(1,537)	(63,537)	(86,310)
Write-down of mineral property interests (Note 3)	75,169	--	--
	73,632	(63,537)	(86,310)

Loss for the year before income taxes	2,385,996	5,017,424	6,057,863

Future income tax recovery	--	--	(221,734)

Loss and comprehensive loss for the year	2,385,996	5,017,424	5,836,129

Deficit, beginning of year	43,772,607	38,755,183	32,919,054

Deficit, end of year	$ 46,158,603	$ 43,772,607	$ 38,755,183

Loss per share – basic and diluted	$0.14	$0.32	$0.57

Weighted average number of common shares outstanding	16,495,240	15,730,472	10,207,747

Total common shares outstanding, end of year	16,894,310	15,751,987	15,648,987

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity (Deficiency)

Years ended December 31, 2009, 2008 and 2007

(expressed in United States dollars)

	Common Shares Without Par Value (Note 5)		Preference Shares	Share subscriptions	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity
	Shares	Amount							(Deficiency)
Balance, December 31, 2006	8,375,941	$ 33,062,945	$ 90,902	$ --	$ 1,085,434	$ 2,412,930	$ (577,456)	$ (32,919,054)	$ 3,155,701
Future income tax – flow through shares	--	(221,734)	--	--	--	--	--	--	(221,734)
Private placement at Cdn$1.10, less share issue costs	7,273,046	5,390,671	--	--	1,964,428	--	--	--	7,355,099
Stock-based compensation	--	--	--	--	--	559,337	--	--	559,337
Loss for the year	--	--	--	--	--	--	--	(5,836,129)	(5,836,129)
Balance, December 31, 2007	15,648,987	38,231,882	90,902	--	3,049,862	2,972,267	(577,456)	(38,755,183)	5,012,274
Warrants exercised	39,250	67,553	--	--	(18,671)	--	--	--	48,882
Share subscriptions	--	--	--	33,600	--	--	--	--	33,600
Agents’ warrants exercised	55,000	79,048	--	--	(9,418)	--	--	--	69,630
Warrants expired, unexercised	--	--	--	--	(1,085,434)	1,085,434	--	--	--
Stock-based compensation	--	--	--	--	--	234,847	--	--	234,847
Stock options exercised	8,750	19,216	--	--	--	(6,201)	--	--	13,015
Loss for the year	--	--	--		--	--	--	(5,017,424)	(5,017,424)
Balance, December 31, 2008	15,751,987	38,397,699	90,902	33,600	1,936,339	4,286,347	(577,456)	(43,772,607)	394,824
Private placements, less issue costs	861,500	236,497	--	(33,600)	112,355	--	--	--	315,252
Shares issued for property acquisition	280,823	157,943	--	--	--	--	--	--	157,943
Warrants expired, unexercised	--	--	--	--	(1,936,339)	1,936,339	--	--	--
Stock-based compensation	--	--	--	--	--	963	--	--	963
Loss for the year	--	--	--	--	--	--	--	(2,385,996)	(2,385,996)
Balance, December 31, 2009	16,894,310	$ 38,792,139	$ 90,902	$ --	$ 112,355	$ 6,223,649	$ (577,456)	$ (46,158,603)	$ (1,517,014)

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Cash Flows

 (expressed in United States dollars)

	Years ended December 31,
	2009	2008	2007

Cash provided by (used for):
Operations:
Loss for the year	$ (2,385,996)	$ (5,017,424)	$ (5,836,129)
Items not involving cash:
Amortization	30,813	225,355	156,276
Write-down of mineral property interests	75,169	--	--
Stock-based compensation	963	234,847	559,337
Accretion of debt component of preference shares	6,250	12,933	12,822
Gain on sale of property and equipment	--	--	(3,298)
(Decrease) increase in allowance for doubtful accounts	(77,045)	321,839	--
Future income tax recovery	--	--	(221,734)
Unrealized foreign currency loss (gain)	99,282	(141,014)	110,024
Advance to related party	--	(396,011)	--
Changes in non-cash operating working capital
Accounts receivable	(3,932)	100,227	(88,501)
Due to/from related parties	607,814	14,549	325,803
Prepaid expenses and deposits	93,330	145,745	(89,874)
Accounts payable and accrued liabilities	835,689	(25,460)	77,043
	(717,663)	(4,524,414)	(4,998,231)
Investing activities:
Mineral property acquisition costs	--	(42,485)	(31,776)
Short-term investments	218,391	4,422,246	(4,640,637)
Mineral exploration tax credit refunds	13,252	--	--
Proceeds on disposition of equipment	--	--	10,000
Equipment additions	--	(10,410)	(15,594)
	231,643	4,369,351	(4,678,007)
Financing activities:
Common shares and warrants issued for cash	315,252	131,527	7,354,107
Share subscriptions received	--	33,600	--
Capital lease payments	(6,378)	(5,844)	(5,365)
	308,874	159,283	7,348,742

Increase (decrease) in cash and cash equivalents during the year	(177,146)	4,220	(2,327,496)
Cash and cash equivalents, beginning of year	181,101	176,881	2,504,377

Cash and cash equivalents, end of year	$ 3,955	$ 181,101	$ 176,881

Cash and cash equivalents consist of:
Cash	3,955	181,101	146,590
Term deposits	--	--	30,291
	$ 3,955	$ 181,101	$ 176,881

Supplementary cash flow information (Note 9)

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

1.

Nature of operations and going concern

Emgold Mining Corporation (“the Company) is incorporated under the British Columbia Corporations Act.  The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.  At December 31, 2009, the Company was not in compliance with the terms of its option agreement on the Idaho-Maryland Property (see Note 3 (c)).  The Company is currently in negotiations with the optionors to try and extend the option terms.  In the event that the Company is not successful in such renegotiations, the Company may not be able to develop or otherwise dispose of its historical investment in the Idaho-Maryland Property.

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern.  There is substantial doubt as to the validity of this assumption as at December 31, 2009, as the Company had a shareholders’ deficiency of $1,517,014.  The Company incurred a loss of $2,385,996 for the year ended December 31, 2009, ($5,017,424 – 2008) and had a working capital deficiency of $1,880,208 (2008 - $15,967) and an accumulated deficit of $46,158,603 at December 31, 2009 ($43,772,607 – 2008).  Operations for the year ended December 31, 2009, have been funded primarily from two private placements of net proceeds totalling $315,252 completed during the year and from advances from related parties.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of related parties and shareholders or obtaining financing to continue exploration and/or development of its mineral property interests and to meet its administrative overhead costs.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other forms of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.  There is no assurance that any such activity will be successful (See Note 15).

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.

Significant accounting policies

(a)

Basis of presentation

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) and include the accounts of the Company and its wholly owned subsidiaries, Idaho-Maryland Mining Corporation, Emgold (US) Corp. and Golden Bear Ceramics Company.  All inter-company transactions are eliminated on consolidation.  As described in note 13, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

2.

Significant accounting policies (continued)

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Actual results could differ materially from those estimated.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition.  Cash and cash equivalents are recorded at fair value and changes in fair value are reflected in the consolidated statements of operations.

(d)

Short-term investments

Short-term investments comprise investments in guaranteed investment certificates due to mature within one year from the date of purchase and are recorded at fair value.  Changes in fair value are reflected in the consolidated statements of operations.

(e)

Equipment

Equipment is recorded at cost and amortization begins when the asset is put into service.  Amortization is recorded on a straight-line basis over five years for plant and field equipment, office furniture and equipment, research equipment and vehicles and over three years for computer hardware and software, and over the term of the lease for leasehold improvements.  The Company reviews the carrying value of equipment and where there is an indication of impairment and the carrying value exceeds the recoverable amount, amortization is accelerated or the asset is written down to fair value.

(f)

Mineral property interests

Mineral property acquisition costs are capitalized and deferred until the mineral property to which they relate is placed into production, sold, allowed to lapse, or is determined to be impaired.  These costs are amortized on a units-of-production basis following commencement of commercial production or will be written off or down if the property is sold, allowed to lapse, or is determined to be impaired.

Mineral property acquisition costs include cash costs and the fair value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related property agreement.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Management reviews the carrying value of mineral properties whenever events or circumstances indicate they may be impaired by comparing the carrying value to the estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition.  If impairment is indicated, an impairment loss is recorded, calculated as the amount by which the carrying amount of the mineral property exceeds the estimated discounted future cash flows from the asset.  Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered.  If impairment is identified the carrying value of the property is written down to its estimated fair value.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

2.

Significant accounting policies (continued)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title.  Property title may be subject to unregistered prior agreements and regulatory requirements.  The Company is not aware of any disputed claims of title.  The Company is in arrears on its lease on the Idaho-Maryland Mine (See Note 3 (c) – Idaho-Maryland Property).

Administrative, property investigation, and exploration expenditures are expensed in the period incurred.

(g)

Exploration and development costs

Exploration and development expenditures are expensed until the Company has determined that the property is economically viable and a production decision is made.

(h)

Ceramics research and development costs

Research costs are expensed as incurred.  Development costs are deferred to the extent they meet Canadian GAAP criteria for deferral and subsequent amortization.  The Company reassesses whether it has met the relevant criteria for continued deferral and amortization at each reporting date.

(i)

Option and royalty agreements

Option payments and certain royalties are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.  Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company’s option and royalty payments received are in excess of costs incurred and then are credited to operations.

(j)

Translation of foreign currencies

Balances denominated in currencies other than the U.S. dollar and the financial statements of integrated foreign operations are translated into U.S. dollars using the temporal method.  Under this method, monetary items are translated at the rate of exchange in effect at the period-end.  Non-monetary items are translated at historical exchange rates.  Revenue and expense items are translated at the average exchange rates prevailing during the period, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.  Exchange gains and losses are included in net income in the current period.

(k)

Flow-through common shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares.  These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal amount of qualifying resource expenditures.  In accordance with the CICA Handbook Section 3465 – Income Taxes, and Emerging Issues Committee Abstract 146 – Flow-through shares, the Company records a future income tax liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made.  At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

2.

Significant accounting policies (continued)

(l)

Income taxes

Future income taxes are calculated using the asset and liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using the substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  If realization of future income tax assets is not considered more likely than not, a valuation allowance is provided.

(m)

Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

(n)

Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year.  Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.

(o)

Stock-based compensation and warrants

The Company accounts for stock options and warrants at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments.  Compensation expense for options granted to employees is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model.  The cost is recognized over the vesting period of the respective options and expensed in the statement of operations.  Warrants issued are recorded at estimated fair values using the Black-Scholes (“B-S”) option pricing model.  For non-employees, the fair value of the options are measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  If and when the stock options or warrants are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(p)

Financing costs

The Company records preference shares as the amount of proceeds less the amount attributed to the conversion feature which is included as part of shareholders’ equity.  The difference between the recorded amount and the face value of the preference shares is charged to the statement of operations and included in accretion.  Dividends payable on the preference shares are accrued and recorded in the current period as an expense.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

2.

Significant accounting policies (continued)

(q)

New accounting policies adopted

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).  These new standards were adopted on a retroactive basis with no restatement of prior period financial statements.

(i)

Goodwill and intangible assets

The CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.    On January 1, 2009, the Company adopted the new sections, with no impact on its financial statements.

(ii)

Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  The EIC provides guidance on how to account for the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  On January 1, 2009, the Company adopted the EIC, with no impact on its financial statements.

(q)  New accounting pronouncements (continued)

(iii)

Mining exploration costs

In March 2009, the CICA issued EIC 174, “Mining Exploration Costs”, which provides guidance on the accounting and the impairment review of exploration costs.  The Company has applied this EIC in its assessment of the carrying value if its mineral property interest reflected in these consolidated financial statements.

(iv)

Financial instruments – disclosures

In June 2009, the CICA Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company adopted this amended standard in 2009 and required disclosures are included in Note 14.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

2.

Significant accounting policies (continued)

(r)

Recent accounting pronouncements

(i)

Business combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations.  Section 1582 establishes principles and requirements of the acquisition method and related disclosures.  In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling interests, which replaces the existing guidance.  Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.

Section 1582 is equivalent to the corresponding provisions of IFRS 3R.  Sections 1601 and 1602 are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.

3.

Property and equipment

(a)

Equipment

December 31, 2009	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 249,472	$ 249,260	$ 212
Office furniture and equipment	81,451	68,251	13,200
Research equipment	163,466	163,466	--
Computer hardware and software	128,237	124,493	3,744
Vehicle – held under capital lease	38,833	27,182	11,651
Total	$ 661,459	$ 632,652	$ 28,807

December 31, 2008	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 249,472	$ 245,877	$ 3,595
Office furniture and equipment	81,451	55,869	25,582
Research equipment	163,466	163,466	--
Computer hardware and software	128,237	118,310	9,927
Leasehold improvements	127,324	126,224	1,100
Vehicle – held under capital lease	38,833	19,417	19,416
Total	$ 788,783	$ 729,163	$ 59,620

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

3.

Property and equipment (continued)

(b)

Ceramext, LLC

In 2003, the Company signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext® process to convert mine tailings and other waste materials into ceramics.  Under the terms of the agreement the Company obtained the worldwide rights, subject to a monthly royalty of 3.0% of the gross sales revenue derived from the sales of physical products produced.  The worldwide rights were to remain in force based upon maintaining the following minimum royalty payments: $10,000 per quarter in 2006 (paid); $20,000 per quarter in 2007 (paid); and $40,000 per quarter in 2008 (paid); and thereafter.  The first quarterly payment due in the year ended December 31, 2009, was not paid and the Company received a notice of default from Ceramext, LLC.  The agreement with Ceramext, LLC was terminated on May 7, 2009, as the Company determined that it would not require any of the proprietary technology owned by Ceramext, LLC in order to carry out its business plans.

(c)

Mineral property interests

The acquisition costs of the Company’s interest in mineral properties owned or under option, consist of the following:

Mineral property acquisition costs	December 31, 2009	December 31, 2008
Idaho-Maryland Property, California	$ 747,219	$ 589,276
Porph Claims, British Columbia	6,910	6,910
Rozan Gold Property, British Columbia	120,821	120,821
Jazz Property, British Columbia	--	75,169
Stewart Property, British Columbia	192,757	192,757
	$ 1,067,707	$ 984,933

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California.  All acquisition and exploration costs relating to the Idaho-Maryland Property were written off in fiscal 1999 and exploration costs on the property have been expensed since that date.

The term of the initial amended lease was for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  Lease payments of $25,500 were payable quarterly commencing May 1, 2004, and continuing until February 1, 2007, as amended.  In February 2007, for a one-time payment of $75,000 the Company negotiated an extension to the initial amended lease, whereby the term of the exercise date was extended from May 31, 2007 to December 31, 2008, with a quarterly lease payment of $75,000.  In 2009, the Company amended the mining lease and option to purchase as follows: the payments, commencing on February 1, 2009, were reduced to $30,000 per quarter during fiscal 2009.  Commencing with the February 1, 2010, payment, quarterly payments is to be $60,000 through to the end of the extended term, which is February 1, 2011.  All other conditions of the original agreement, including the option purchase price and NSR remain unchanged.  The quarterly lease payments are being expensed in the Consolidated Statement of Operations.  At December 31, 2009, $90,000 is unpaid and included in accounts payable and accrued liabilities, and the payment of $60,000 due on February 1, 2010, has not been made.  Consequently, the Idaho-Maryland Property is not in good standing.  Management is seeking to renegotiate the lease terms.  There can be no certainty that this matter will be resolved on terms favourable to the Company.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

3.

Property and equipment (continued)

Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price at January 31, 2010, would be $5,510,450, and is being increased by 3% each lease-year.  In April 2004, the Company acquired a parcel of land adjacent to other properties under option by the Company in Grass Valley, California from a non-related party, in addition to the purchase of mining rights from another non-related party on other claims for a total of $589,276 in mineral property acquisition costs.

The Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property".  Under the terms of the agreement, the Company agreed to a one-time share issuance of 280,823 common shares to the seller for the purchase of the Whisper Property at a market price of Cdn$0.55 on the date of filing.  No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction.  The common shares issued pursuant to the agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.  A title search is required to transfer title.  The common shares have been issued from treasury but have not been distributed to the seller pending title searches and final documentation.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located in south-eastern British Columbia.

Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located in British Columbia.  The Company holds a 100% interest in the property, subject to a 3.0% NSR.  The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

Subsequent to December 31, 2009, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”).  The Agreement calls for cumulative work commitments of $1,000,000 over five years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.

The term of the Agreement is for a period of 5 years, with property payments of cash, common shares and five-year warrants to be made by Valterra to the Company during the lease as follows:

Period	Cdn$	Shares	5 Year Warrants
Signing	Nil	50,000	50,000
Year 1	$30,000	50,000	50,000
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000
Total	$200,000	350,000	350,000

The price of the warrants will be equal to the price of the common shares at the time of issuance.

Upon completion of the lease payments and work commitments, Valterra will acquire the Rozan Property, subject to an underlying NSR.  Valterra will use its best efforts to complete a NI 43-101 resource estimate for the property by Year 5, subject to results obtained from exploration and development work.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

3.

Property and equipment (continued)

Rozan Gold Property, British Columbia (continued)

Under the agreement with Valterra, should the Company elect to acquire two thirds of the NSR currently held by the original optionors, or a 2% NSR, Valterra will have 30 days to exercise an option to obtain half of this interest (a 1% NSR) for Cdn$500,000.  The Company will use this payment as part of the required payment to acquire the 2% NSR from the original optionors and will then transfer the 1% NSR to Valterra.  Should Valterra elect not to exercise its option at this time, it shall retain a further option to acquire the 1% NSR from the Company at a future date for Cdn$750,000.  The Company will retain its first right of refusal with the original optionors to acquire the remaining 1% of their NSR, should they elect to sell it to a third party.  Should the Company obtain this 1% NSR, Valterra shall have first right of refusal if the Company elects to sell it to a third party.

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of 24 mineral claims located in the Nelson Mining Division near Nelson, British Columbia. Under the terms of the agreement, the Company agreed to make stepped cash payments totalling $215,000 ($65,000 paid to date) to the optionor over a ten-year period.  Upon completion of the above cash payments, the Company would have earned the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3% NSR.  The Company had the right to purchase 66⅔% of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.  The optionor had agreed to extend the property payment due in April 2009 to September 30, 2009, but the Company did not make the option payment, and as a result, the mineral property was returned to the optionor, and the Company incurred a write-off of $75,169.

Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia.  The Company holds a 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors. The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

Measurement uncertainty and impairment assessments

The Company is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At December 31, 2009, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

As at December 31, 2009 the Company determined that impairment indicators existed based on the Company’s ability to raise financing and significant changes in a property’s work program.  The Company completed an impairment assessment for each of its mineral property interests.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded. The Company decided to abandon the Jazz property and subsequently wrote-off the carrying value to zero. It is management’s opinion that the carrying amount of the remaining properties is supported by recent exploration expenditures in excess of the properties carrying value and the Company’s near-term exploration plans. Although management believes that estimates applied in these impairment assessment are reasonable, such estimates are subject to significant uncertainties and judgments.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

4.

Capital lease obligation

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%.  At December 31, 2008, future minimum lease payments under capital leases are $29,951, including $4,291 of anticipated interest payments, payable at $697 monthly.

Payments under capital lease included above are:

Years ending December 31,	$
2010	8,358
2011	8,358
2012	4,877
Total minimum payments	21,593
Less interest	(2,311)
Capital lease obligation	19,282
Less: current portion	(5,976)
Non-current portion	13,306

5.

Share capital

Authorized

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(a)

Common shares, issued and fully paid

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 16,894,310 post-consolidation common shares are issued, based on 168,972,873 pre-consolidation common shares issued, and a consolidation on the basis of ten (10) pre-consolidation common shares to one (1) post-consolidation common share, after adjusting for rounding, or 16,894,310 common shares.  In addition, the issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 398,483 Class A preference shares, after consolidation.  The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009.  All periods presented have been retroactively adjusted to reflect this reverse split.

Financings

2009

On March 5, 2009, the Company completed a private placement of 501,500 units at a price of $0.40 per unit, for gross proceeds, before share issue costs, of $200,600.  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each common share purchase warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable in the first year at $1.20, and in the second year at $1.60.  The share purchase warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate of 1.0%, volatility factors ranging from 121% - 123% and an expected life of two years.  The value attributable to the transferable common share purchase warrants was $0.10 per warrant.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

5.

Share capital (continued)

On April 9, 2009, the Company completed an additional closing of 10,000 units at a price of $0.40 per unit, for gross proceeds, before share issue costs, of $4,000.  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each common share purchase warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable in the first year at $1.20, and in the second year at $1.60.  The share purchase warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate of 1.0%, volatility factors ranging from 123% - 125% and an expected life of two years.  The value attributable to the transferable common share purchase warrants was $0.10 per warrant.

On November 4, 2009, the Company completed a financing of 350,000 units at a price of $0.50 per unit, for gross proceeds, before share issue costs, of $175,000.  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each common share purchase warrant entitles the holder to subscribe for one common share for until November 4, 2011.  Each warrant is exercisable in the first year at $1.20, and in the second year at $1.60.  The share purchase warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate of 1.0%, volatility factors ranging from 139% - 141% and an expected life of two years.  The value attributable to the transferable common share purchase warrants was $0.20 per warrant.  A finder’s fee of $5,500 was paid for services rendered in introducing certain subscribers to the offering.

2008

There were no common shares issued by the Company in the year ended December 31, 2008, pursuant to private placement financings.

2007

During the year ended December 31, 2007, the Company completed a private placement of 7,273,046 units at a price of Cdn$1.10 per unit, for gross proceeds of Cdn$8 million ($8 million).  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each warrant entitles the holder to subscribe for one additional previously unissued common share (a “warrant share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of Cdn$1.50 per warrant share.  The share purchase warrants issued in three tranches - 5,445,430 on September 27, 2007, 726,600 on October 5, 2007, and 1,101,017 on October 12, 2007, and were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate ranging from 4.2% - 4.4%, volatility factors ranging from 67% - 68% and an expected life of two years.  The value attributable to the transferable common share purchase warrants was Cdn$0.30 per warrant. Fees and costs of $685,000 associated with the private placement including finders’ fees were netted against gross proceeds with approximately $518,000 allocated to the non-assessable common shares and $167,000 allocated to the transferable common share purchase warrants based on their relative values at the issuance dates.

Finders’ fees to eligible finders (“the Finders”) were paid amounts equal to 8% of proceeds raised by such Finders, and non-transferable warrants (“the Finder’s Warrants”), equal to 8% of the number of units sold by such finders were also issued. Each of the Finder’s Warrants are exercisable to acquire a unit of the Company (the “Finders’ Units”) at a price of Cdn$1.10 per Finders’ Unit for a period of 18 months from the date of issuance. Each Finder’s Unit is comprised of one common share of the Company and one non-transferable common share purchase warrant of the Company exercisable to acquire one additional common share of the Company for a period of 24 months from the date of issuance of the Finder’s Warrant at a price of Cdn$1.50.  At December 31, 2007, 498,180 Finder’s Warrants and Finder’s Units were issued.  The Finder’s Warrants and Finder’s Units were issued in three tranches of 383,132 on September 27, 2007, 50,808 on October 5, 2007, and 64,240 on October 12, 2007, and were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate ranging from 4.2% - 4.4%, volatility factors ranging from 58% - 61% and an average expected life of 18 months.  The value attributable to these Finder’s Units and Finder’s Warrants was Cdn$0.30 per Finder’s Unit and Finder’s Warrant.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

5.

Share capital (continued)

(b)

Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2009 and 2008	394,843	$ 90,902
Debt portion of Class A Preference Shares	December 31, 2009	December 31, 2008
Balance, beginning of year	$ 621,232	$ 750,624
Accretion	6,250	12,933
Foreign exchange loss (gain) on debt	100,192	(142,325)
	106,442	(129,392)
Balance, end of year	$ 727,674	$ 621,232

During fiscal 2003, the Company entered into an agreement to issue 394,843 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.

In conjunction with the share consolidation discussed in Note 5 (a), the Company also amended the conversion ratio of the Class A Convertible Preference Shares.  The Class A Convertible Preference Shares are voting, have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$2.00 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for each Class A Convertible Preference Shares.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time, gold having an aggregate value of not less than the redemption amount.  This is at the Company’s option.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At December 31, 2009, $373,068 (December 31, 2008 - $276,532) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over the expected life of the preference shares, being ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.

(c)

Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares at December 31, 2009.  During the year ended December 31, 2009, 17,000 fully vested stock options expired with exercise prices of Cdn$2.50 and 150,000 fully vested stock options were forfeited with exercise prices of Cdn$1.20 to Cdn$2.90.  At December 31, 2009, 1,288,250 stock options were outstanding, exercisable for periods up to ten years.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

5.

Share capital (continued)

The following table summarizes stock option transactions for the years ended December 31, 2007, 2008, and 2009:

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2006	692,600	$8.20
Cancelled	(111,800)	$8.10
Granted	789,000	$1.50
Balance, December 31, 2007	1,369,800	$4.10
Exercised	(8,750)	$1.50
Cancelled	(115,800)	$6.40
Granted	210,000	$2.00
Balance, December 31, 2008	1,455,250	$3.60
Expired	(17,000)	$2.50
Cancelled and forfeited	(150,000)	$1.91
Balance, December 31, 2009	1,288,250	$3.85

The following table summarizes information about the stock options outstanding at December 31, 2009:

Exercise Price (Cdn$)	Number Outstanding and Exercisable, December 31, 2009	Weighted Average Remaining Contractual Life
$1.00	39,000	1.78 years
$10.00	221,000	3.88 years
$9.00	134,000	4.53 years
$3.60	10,000	0.49 years
$2.90	54,000	1.89 years
$1.50	700,250	2.95 years
$2.00	130,000	3.36 years
		3.22 years

For the year ended December 31, 2009, the Company incurred stock-based compensation expense of $963 (2008 - $234,847; 2007 - $559,337).  A portion of the expense is included in note 16 – Exploration costs in the year ended December 31, 2008, and is also included in Golden Bear costs in the year ended December 31, 2007.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option valuation model with weighted average assumptions as follows:

	Years ended December 31,
	2009	2008	2007
Risk free interest rate	--	3.6%	3.71%
Expected life in years	--	4.1	5
Expected volatility	--	78%	70%
Weighted average fair value per option grant	--	Cdn$1.20	Cdn$0.70

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the Black-Scholes model may over-estimate the actual value of the options that the Company has granted.  The Black-Scholes model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

5.

Share capital (continued)

(d)

Warrants

As at December 31, 2009, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
501,500	$1.20/$1.60	March 15, 2010/2011
10,000	$1.20/$1.60	April 9, 2010/2011
350,000	$1.00/$1.50	November 4, 2010/2011
$1.12/$1.56

The following table summarizes warrant transactions for the years ended December 31, 2007, 2008, and 2009:

	Shares	Weighted Average Exercise Price
Balance, December 31, 2006	3,709,982	Cdn$5.60
Expired	(1,836,000)	Cdn$0.70
Granted	8,269,384	Cdn$1.50
Balance, December 31, 2007	10,143,366	Cdn$2.00
Exercised	(94,250)	Cdn$1.40
Expired	(1,873,982)	Cdn$4.20
Balance, December 31, 2008	8,175,134	Cdn$1.50
Issued	861,500	$1.12
Expired	(8,175,134)	Cdn$1.50
Balance, December 31, 2009	861,500	$1.12

During the year ended December 31, 2009, 8,175,134 warrants with exercise prices ranging from Cdn$1.10 to Cdn$1.50 expired unexercised.

6.

Income taxes

The recovery of income taxes shown in the Consolidated Statements of Operations and Deficit differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	Years ended December 31,
	2009	2008	2007
Statutory tax rate	30.00%	31.00%	34.12%
Loss for the year	$ (2,385,996)	$ (5,017,424)	$ (6,057,863)
Provision for income taxes based on combined federal / provincial tax rate	(715,799)	(1,555,401)	(2,066,943)
Non-deductible amounts	63,748	140,865	233,519
Differences in foreign tax rates	(219,320)	(278,838)	(1,307,583)
Change in valuation allowance	1,281,054	(372,045)	2,116,454
Expiry of tax losses and other	197,018	492,920	(126,130)
Effect of change in rates on future tax	249,903	444,899	1,851,012
Differences in foreign exchange rates	(856,604)	1,127,600	(922,063)
	$ --	$ --	$ (221,734)

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

6.

Income taxes (continued)

The significant components of the Company’s future tax assets are as follows:

	December 31, 2009	December 31, 2008
Future income tax assets
Operating and capital losses carried forward	$ 7,935,876	$ 7,020,786
Mineral property interests and research costs representing excess of tax basis over carrying value	7,882,952	7,460,062
Share issuance costs	160,096	217,022
	15,978,924	14,697,870
Valuation allowance for future tax assets	(15,978,924)	(14,697,870)
	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, a full valuation allowance has been applied against the carrying value of future income tax assets for accounting purposes.

The Company has a capital loss carried forward of Cdn$367,187 with no expiry date, but that may only be used to offset future capital gains. Additionally, the Company has non-capital losses carried forward of Cdn$9,373,119 that may be available for Canadian tax purposes.  The Company also has non-capital losses carried forward of $14,460,246 that may be available for United States (“U.S.”) tax purposes.  The U.S. tax losses may be subject to a restriction on usage if the Company is deemed to have experienced a change in ownership.  The losses expire as follows:

Expiry date	U.S. Tax
2010	562,885
2011	791,303
2012	966,432
2018	419,779
2019	363,828
2020	269,174
2021	154,928
2022	313,643
2023	254,921
2024	1,633,085
2025	1,169,211
2026	1,418,934
2027	1,951,724
2028	2,480,011
2029	1,710,388
$ 14,460,246
Expiry date	Canadian Tax
Cdn$
2010	844,813
2014	978,036
2015	1,719,117
2026	1,561,613
2027	1,842,982
2028	1,164,279
2029	1,262,279
$ 9,373,119

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

7.

Related party transactions and balances

	December 31, 2009	December 31, 2008
Balances payable to:
Directors and officers	$ 757,022	$ 300,425

Related party transactions reflected in these consolidated financial statements are as follows:

(a)

In the year ended December 31, 2009, $141,356 (2008 - $374,520; 2007 - $1,040,124) in management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a one/third interest in Quorum.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, we concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  This provision estimate assumed that Quorum would be in a position to provide services for a period of three months from the balance sheet date and that such services could drawn down against outstanding advances.  Any advances amounts in excess of the estimated three months services values were provided in full.  Since the allowance was recorded, Quorum has provided services in excess of the amount receivable from Quorum in the amount of $77,045.  The recoverability of the balance will continue to be assessed as the receivable decreases for services provided by Quorum, and as services are performed, the amount of the services will be taken into income until such time that three months of working capital are advanced to Quorum as per the administrative services contract.

(b)

Bonus payments totalling $Nil (2008 – $Nil; 2007 – $28,056) were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner; 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk; and to two directors of the Company. These amounts were included in office and administration expenses.

(c)

Consulting fees of $52,964 (2008 –$72,128; 2007 – $49,430) were paid or are accrued and payable to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

(d)

Consulting fees of $52,953 (2008 –$79,175; 2007 – $58,566) were paid or are accrued and payable to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(e)

Directors’ fees totaling $52,424 (2008 – $74,282; 2007 – $20,057) were also paid or are accrued and payable to two independent directors of the Company which were included in salaries and benefits.

(f)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for promissory notes totalling $58,544 advanced by three directors.  Interest of $12,347 has been accrued on these notes payable.  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

8.

Commitments

The Company has a lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.  Minimum monthly lease payments are $21,928 effective April 1, 2007, to be adjusted by the Cost of Living Adjustment for all urban consumers in the San Francisco-Oakland area, annually up to and including April 1, 2010.  The purchase price, if exercised in fiscal 2009, is $3.15 million, plus costs related to the sale and transfer of title.  The lease was terminated February 7, 2010, and the lessor has agreed to settle the unpaid rent with a debt settlement of common shares, subject to regulatory approval.

See note 3 (c) for further commitments.

9.

Supplementary cash flow information – non-cash transactions

	Years ended December 31,
	2009	2008	2007
Financing and investing activities
Non-cash share issuance costs	$ --	$ --	$ 335,219
Shares issued for mineral property interests	$ 157,943	$ --	$ --

10.

Segmented information

The Company has two operating segments: the exploration and development of mineral properties, and the research and development of the Ceramext® technology.  Subsequent to 2006, the expenditures on the Ceramext® technology were reduced to a care and maintenance level due to the focus on development of the Idaho-Maryland Property.

The Company’s principal operations are in Canada and the United States of America.  All of the interest income is earned in Canada.

Segmented assets and loss by operating segment are as follows:

Total assets	Corporate	Mineral Properties and Other Assets	Golden Bear Research	Total
December 31, 2009	$ 30,395	$ 1,103,984	$ 1,990	$ 1,136,369
December 31, 2008	$ 382,959	$ 1,227,613	$ 32,033	$ 1,642,605

Loss	Corporate	Mineral Exploration	Golden Bear Research	Total
Year ended December 31, 2009	$ 893,588	$ 1,380,421	$ 111,987	$ 2,385,996
Year ended December 31, 2008	$ 1,669,618	$ 2,889,080	$ 458,726	$ 5,017,424
Year ended December 31, 2007	$ 1,584,328	$ 3,390,492	$ 861,309	$ 5,836,129

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

10.

Segmented information (continued)

Segmented assets and loss by geographic location are as follows:

Total assets	Canada	United States	Total
December 31, 2009	$ 350,882	$ 785,487	$ 1,136,369
December 31, 2008	$ 784,373	$ 858,232	$ 1,642,605
Loss	Canada	United States	Total
Year ended December 31, 2009	$ 894,728	$ 1,491,268	$ 2,385,996
Year ended December 31, 2008	$ 1,729,991	$ 3,287,433	$ 5,017,424
Year ended December 31, 2007	$ 2,394,038	$ 3,442,091	$ 5,836,129

11.

Management of capital

The Company determines capital as its available working capital and assets that may be used for operations and exploration of its mineral property interests.  The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including the Stewart property and using commercially available equipment to process waste rock and mine tailings to a ceramics tile.

The Company seeks to manage its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements.  There can be no assurances that the Company will be able to continue raising capital in this manner.  The Company currently does not use other sources of financing that requires fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.  The Company currently does not have sufficient funds to complete the permitting, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue the permitting process and commence exploration work and to meet its administrative overhead costs for the coming year.  Additional information relating to management of capital is disclosed in Note 1.

12.

Financial instruments and risk management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash and cash equivalents and short-term investments are designated as held-for-trading and measured at fair value.  Accounts receivable and due from related party balances are designated as loans and receivables and measured at amortized cost.  Accounts payable, due to related parties, capital lease obligations and convertible preference shares are designated as other financial liabilities and measured at amortized cost.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

12.

Financial instruments and risk management (continued)

The fair values of the Company’s financial liabilities, may be below carrying values due to the liquidity issues of the Company, as indicated by the $1,880,208 working capital deficiency at December 31, 2009.  The fair values of the Company’s accounts receivable and due from related parties approximate their carrying values at December 31, 2009, due to their short-term nature.

The fair values of the Company’s financial instruments measured at December 31, 2009, constitute Level 1 measurements for its cash within the fair value hierarchy and Level 2 measurements for its short-term investments defined under Canadian GAAP.

The Company recognized interest income during the year ended December 31, 2009, totalling $703, which represents interest income from the Company’s held-for-trading investments.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

December 31, 2009
Accounts and other receivables -
Currently due	$ 6,852
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired	--
6,852
Cash	3,955
$ 10,807

Substantially all of the Company’s cash and short-term investments are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are any receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the year ended December 31, 2009, no material provision has been recorded in respect of impaired receivables.  A provision of $321,839 was recorded in the year ended December 31, 2008.  The Company’s maximum exposure to credit risk as at December 31, 2009, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 11, in normal circumstances.  Due to the lack of liquidity and working capital deficiency, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.  During the year ended December 31, 2009, the Company was able to raise net proceeds of $315,252 in two private placements.  Subsequent to December 31, 2009, the Company has completed two tranches of a private placement for gross proceeds of $750,000.  The Company is also negotiating a debt settlement with two suppliers to remove approximately $150,000 in current liabilities from the balance sheet.  Further information regarding liquidity risk is set out in Note 1.  The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at December 31, 2009, are summarized as follows:

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

12.

Financial instruments and risk management (continued)

2009
Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$ 1,150,899
In later than 90 days, not later than one year	4,482
Due to related parties with contractual maturities
Within 90 days or less	757,022
In later than 90 days, not later than one year	--

•

Interest rate risk

The Company has no significant exposure at December 31, 2009, to interest rate risk through its financial instruments.

•

Currency risk

The Company’s currency risk arises primarily with fluctuations in United States dollar and the Canadian dollar.  The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in Canadian, as a significant portion of operating expenses are payable in Canadian dollars.  The currency risk by the Company relates to unpaid liabilities of the Company payable in Canadian dollars.

The Company has not hedged its exposure to currency fluctuations.  At December 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars and, but presented in United States dollar equivalents.

December 31, 2009
Canadian dollars
Cash	1,089
Accounts payable and accrued liabilities	(580,691)
Face value of convertible preference shares	(764,785)

Based on the above net exposures at December 31, 2009, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $134,439 in the Company’s loss from operations.

The following table summarizes the Company’s short-term and long-term obligations as at December 31, 2009:

	January 1, 2010, to December 31, 2010	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (2)	Total (to 5 years)
Accounts payable and accrued liabilities, including related parties	$ 1,906,427	$ --	$ --	$ --	$ --	$ --	$ 1,906,427
Capital lease	8,358	8,358	4,877	--	--	--	21,593
Operating lease obligations	106,392	36,750	30,000	30,000	3,750	--	206,892
Idaho-Maryland property lease (1)	240,000	60,000	--	--	--	--	300,000
Mineral property option payments (1)	10,000	10,000	20,000	40,000	60,000	60,000	140,000
Convertible preference shares (3)	--	--	--	--	--	727,674	--
	$ 2,271,177	$ 115,108	$ 54,877	$ 70,000	$ 63,750	$ 787,674	$2,574,909

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

12.

Financial instruments and risk management (continued)

(1) Mineral property option payments are made at the option of the Company; however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.  The Company has several discretionary payments that may be made.  The Company holds an option to purchase the Idaho-Maryland mine.  The option exercise price for 2010 would be $5,510,450, and increases by 3% each lease-year.  The lease agreement and option to purchase, as amended, expires February 1, 2011.  The payments in arrears are included in accounts payable and accrued liabilities, including related parties.  (See Notes 4 and 9 for further information on the Company’s discretionary payments).

(2) The amount shown in ‘5th and subsequent years’ is a per-year figure except for convertible preference shares.  The first quarterly payment due in the year ended December 31, 2009, was not paid and the Company received a notice of default from Ceramext, LLC.  The agreement with Ceramext, LLC was terminated on May 7, 2009, as the Company determined that it would not require any of the proprietary technology owned by Ceramext, LLC in order to carry out its business plans.

(3) The convertible preference shares are redeemable by the holders only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

13.

Differences in generally accepted accounting principles between Canada and the United States

These consolidated financial statements are prepared in accordance with Canadian GAAP.  The differences between Canadian GAAP and accounting principles generally accepted in the United States (“U.S. GAAP”) as they relate to these consolidated financial statements are summarized below:

Consolidated Balance Sheets

	December 31, 2009
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash and cash equivalents	$ 3,955	$ --	$ 3,955
Other current assets	28,240	--	28,240
Property and equipment, mineral property interests and other non-current assets	1,104,174	--	1,104,174
Total assets	$ 1,136,369	$ --	$ 1,136,369

Liabilities
Total current liabilities (b)	$ 1,912,403	$ --	$ 1,912,403
Capital lease obligation	13,306	--	13,306
Warrants denominated in Canadian dollars (c)	--	--	--
Convertible preference shares (a)	727,674	(727,674)	--
Total liabilities	2,653,383	(727,674)	1,925,709

Shareholders’ equity (a, b, c)
Share capital	$ 38,792,139	$ --	$ 38,792,139
Convertible preference shares	90,902	711,959	802,861
Warrants denominated in U.S. dollars	112,355	--	112,355
Contributed surplus	6,223,649	(1,936,339)	4,287,310
Accumulated other comprehensive loss	(577,456)	--	(577,456)
Deficit	(46,158,603)	1,952,054	(44,206,549)
	(1,517,014)	727,674	(789,340)
Total liabilities and shareholders’ equity	$ 1,136,369	$ --	$ 1,136,369

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

13.

Differences in generally accepted accounting principles between Canada and the United States (continued)

	December 31, 2008
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash and cash equivalents	$ 181,101	$ --	$ 181,101
Other current assets	410,201	--	410,201
Property and equipment, mineral property interests and other non-current assets	1,051,303	--	1,051,303
Total assets	$ 1,642,605	$ --	$ 1,642,605

Liabilities
Total current liabilities (b)	$ 607,269	$ --	$ 607,269
Capital lease obligation	19,280	--	19,280
Convertible preference shares (a)	621,232	(621,232)	--
Total liabilities	1,247,781	(621,232)	626,549

Shareholders’ equity (a, b))	394,824	621,232	1,016,056
Total liabilities and shareholders’ equity	$ 1,642,605	$ --	$ 1,642,605

Consolidated Statements of Operations

	Years ended December 31,
	2009	2008	2007
Loss under Canadian GAAP	$ (2,385,996)	$ (5,017,424)	$ (5,836,129)
Accretion of debt component of preference shares (a)	6,250	12,933	12,822
Finance expense – debt component of preference shares (a)	48,634	52,145	51,699
Foreign exchange on debt component of preference shares (a)	100,192	(142,325)	111,078
Change in fair value of common share warrants realized (c)	669,203	--	--
Future income tax – flow through shares (b)	--	--	(85,235)
Loss and comprehensive loss under U.S. GAAP	$ (1,561,717)	$ (5,094,671)	$ (5,745,765)
Weighted average number of shares under U.S. GAAP	16,495,240	15,730,472	10,207,747
Loss per share under US GAAP – basic and diluted	$ (0.09)	$ (0.32)	$ (0.56)

Consolidated Statements of Cash Flows

	Years ended December 31,
	2009	2008	2007
Investing activities
Investing activities under Canadian GAAP	226,265	4,369,351	(4,678,007)
Restricted cash (b)	--	--	729,741
Investing activities under U.S. GAAP	$ 226,265	$ 4,369,351	$ (3,948,266)

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

13.

Differences in generally accepted accounting principles between Canada and the United States (continued)

Differences between Canadian and U.S. GAAP, as they may affect the Company’s consolidated financial statements are as follows:

(a)

Conditionally redeemable preference shares

Under U.S. GAAP, the preference shares are recorded entirely as equity, as the preference shares are not mandatorily redeemable at a specified or determinable date or upon an event that is certain to occur. The foreign currency gain or loss and accretion related to the debt portion of the preference shares recognized under Canadian GAAP is eliminated under U.S. GAAP as preference shares are classified entirely as equity under U.S. GAAP. In addition, dividends declared on the preference shares, recorded as finance expenses under Canadian GAAP are eliminated from the consolidated statements of operations under U.S. GAAP as the dividends declared would be recorded as an adjustment to retained earnings in the consolidated statements of shareholders’ equity. This adjustment has no impact on total shareholders’ equity.

 (b)

Flow-through shares

As described in note 2 (k) to the consolidated financial statements, on issuance of flow-through shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a future income tax liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.  In 2006, the Company issued by way of private placement 223,800 flow-through common shares at Cdn$3.80 per share.  The gross proceeds of this placement are considered to be restricted cash for U.S. GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  At December 31, 2006 this amount totalled $729,741, and the Company expended the restricted funds on exploration in Canada in the year ended December 31, 2008, and renounced the expenses to the shareholders pursuant to the shareholder agreements.  The Company received a net premium to market on this issuance of $136,499, which was recorded in share capital as part of the transaction.  For U.S. GAAP purposes, SFAS 109 Accounting for Income Taxes (“SFAS 109”) indicates that the proceeds of flow-through share offerings should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is initially recognized for any premium paid by the investors.

Upon renouncing the income tax deductions the Company recorded a future income tax liability of $221,734 at December 31, 2007, and a corresponding reduction of share capital in respect of the flow-through share financing for Canadian GAAP purposes.  Under U.S. GAAP, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense.  Under both Canadian and U.S. GAAP, recognition of the liability results in a reduction of previously applied valuation allowance and a corresponding future tax recovery in the consolidated statements of operations.  This resulted in a U.S. GAAP adjustment of $85,235, representing the difference between the recovery under Canadian GAAP and the net premium to market on issuance recorded in 2006 under U.S. GAAP allocated to deferred taxes when the flow-through shares were issued.

(c)

Common share purchase warrant derivatives

In June 2008, the EITF reached a conclusion that an equity-linked financial instrument would not be considered indexed to the Company’s own shares if the strike price is denominated in a currency other than the issuer’s functional currency, beginning for fiscal years beginning on or after December 15, 2008.  Given that the functional currency of the Company is the United States dollar and given that the common share purchase warrants’ exercise price is denominated in the Canadian dollar, these warrants are now required to be treated as a derivative liability under U.S. GAAP, with changes in fair value recorded to operations.  This guidance was adopted by the Company under U.S. GAAP on January 1, 2009.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

13.

Differences in generally accepted accounting principles between Canada and the United States (continued)

Under Canadian GAAP, the Company’s share purchase warrants are still treated as equity.  Accordingly, for the year ended December 31, 2009, common share purchase warrant derivatives and change in fair value of common share purchase warrants would decrease.  As of December 31, 2009, the deficit would decrease by $669,203, or the realized gain on warrant derivatives, for warrants that expired, unexercised in the year ended December 31, 2009.  The opening deficit decreased by $1,267,136, which was the difference between the value and the fair value at December 31, 2008, due to the initial application of the EITF.

(a)

Impact of recent applicable United States accounting pronouncements

(1)

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Principles “(ASC Topic 105”).  ASC Topic 105 establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in accordance with U.S. GAAP for the Securities and Exchange Commission (“SEC”) registrants.  All guidance contained in the ASC carries an equal level of authority.  The ASC supercedes all existing non-SEC accounting and reporting standards.  The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts.  The FASB will instead issue new standards in the form of Accounting Standards Updates (“ASU”).  The FASB will not consider ASUs as authoritative in their own right and ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes in ASC.  These changes and the ASC itself do not change U.S. GAAP.  The adoption of these changes has only impacted the manner in which new accounting guidance under U.S. GAAP is referenced. It did not impact the Company’s consolidated financial statements.

(2)

In September 2006, FASB issued an amendment included in ASC 820 “Fair Value Measurements and Disclosures” (formerly SFAS No. 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures  The standard does not require any new fair value measurements.  The effective date for certain non-financial assets and non-financial liabilities was deferred to years beginning after November 15, 2008, and interim periods within those years.  The Company adopted the standard on January 1, 2009, without significant effect on the Company’s consolidated financial statements.

(3)

In May 2009, the FASB issued ASC 855 Subsequent Events which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.  The standard is based on similar principles as those that previously existed in the auditing standard.  The standard is effective for interim and annual periods ending after June 15, 2009.  The Company has adopted the standard for the annual period ending December 31, 2009, without significant effect.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

13.

Differences in generally accepted accounting principles between Canada and the United States (continued)

(b)

Future accounting pronouncements impacting the Company

In June 2009, the FASB issued an amendment to ASC 810 Consolidation (formerly SFAS 167, “Amendments to FASB Interpretation No 46 (R),” which amends the consolidation guidance for variable interest entities (“VIE”) under FIN 46 (R), “Consolidation of Variable Interest Entities”).  The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a variable interest entity.  In addition, changes to when it is necessary to reassess who should consolidate a variable interest entity have also been made.  In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the VIEs expected losses or receives a majority of the VIEs expected residual returns or both is no longer required.  Under the amendment, an entity is required to assess whether it’s variable interest or interest in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis.  Additional disclosures will be required under the amendment to provide more transparent information regarding an entity’s involvement with a VIE.  The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009.  The Company is currently evaluating the potential effect of adopting this standard on our financial statements and disclosures.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

14.

Exploration costs

	Years ended December 31,			Cumulative
	2009	2008	2007	Total, to December 31, 2009
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ --	$ --	$ 2,465	$ 100,140
Community relations	--	80,561	--	80,561
Drilling	--	--	--	1,039,920
Geological and geochemical	492,625	620,214	412,104	4,071,940
Land lease and taxes	151,818	313,428	336,959	1,328,457
Consulting	--	--	121,560	209,713
Mine planning	450,378	1,200,325	1,059,673	4,351,192
Site activities	92,807	241,170	305,576	1,672,390
Stock-based compensation	--	59,115	106,338	481,684
Transportation	--	6,192	4,778	128,250
Incurred during the year	1,187,628	2,521,005	2,349,453	13,464,247
Rozan Gold Property, British Columbia
Exploration costs
Assays and analysis	--	900	162	11,803
Geological and geochemical	190	22,721	48,020	122,312
Drilling	--	--	43,274	64,050
Site activities	52	113	7,250	21,788
Stock-based compensation	--	--	--	16,055
Trenching	--	--	4,666	4,666
Transportation	--	--	7,883	12,354
Assistance and recoveries	(4,793)	--	--	(4,793)
Incurred during the year	(4,551)	23,734	111,255	248,235
Stewart Property, British Columbia
Exploration costs
Assays and analysis	--	11,180	65,481	96,157
Drilling	--	--	470,858	530,056
Geological and geochemical	231	29,951	115,483	220,717
Site activities	492	135	13,699	21,475
Stock-based compensation	--	--	--	16,055
Trenching	--	--	19,318	19,318
Transportation	--	--	42,282	45,838
Assistance and recoveries	(8,334)	--	(12,465)	(25,072)
Incurred during the year	(7,611)	41,266	714,656	924,544
Jazz Property, British Columbia
Exploration costs
Assays and analysis	--	--	--	6,437
Drilling	--	--	--	58,786
Geological and geochemical	147	460	12,842	28,691
Site activities	32	160	235	3,919
Assistance and recoveries	(125)	--	(307)	(12,000)
Incurred during the year	54	620	12,770	85,833
Total Exploration Costs	$ 1,175,520	$ 2,586,625	$ 3,188,134	$ 14,722,859

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(expressed in United States dollars)

15.

Subsequent events

Subsequent to December 31, 2009, the Company:

i)

Granted a total of 559,998 incentive stock options to directors, officers, employees and consultants of the Company, exercisable over a five-year period expiring March 17, 2015, at a price of Cdn$0.25 per share, in accordance with the Company's 10% rolling stock option.

ii)

Completed two tranches of a non-brokered private placement.  A total of 3,000,000 Units were issued at the price of $0.25 per unit to raise $750,000.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of $0.35.  The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months.

Finder's fees of $48,000 and 192,000 finder’s warrants were awarded in relation to the first tranche of the financing.  Each finder’s warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of $0.25.  The finder’s warrants are subject to a minimum hold period of four months.

iii)

Completed a lease and option to purchase agreement to acquire 100% of the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada.  The Company has agreed to lease the property from Nevada Sunrise, LLC subject to the following advance royalty payments: $10,000 annually for the years 2009 to 2011; $20,000 in 2012; $40,000 in 2013, and $60,000 from 2014 to 2019.  Lease payments may be paid in either cash or common shares of the Company based on an average price of shares traded during the calendar month prior to the payment due date.  Lease payments may be paid in common shares of the Company at the discretion of Nevada Sunrise, LLC based on an average price of shares traded during the calendar month prior to the payment due date.  During the lease period, the Company may conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study.  On completion of the feasibility study, the Company may acquire 100% ownership of the property by paying Nevada Sunrise, LLC an additional amount of $250,000. Nevada Sunrise, LLC is required to use these funds to purchase the retained 25% interest from Maurice and Lorraine Castagne, pursuant to an underlying property agreement, and to transfer that title to the Company.  Upon commercial production and after acquisition of 100% interest in the property, Nevada Sunrise, LLC will be entitled to a 2.5% NSR on production from the property.